0-19774



APR 24 2003

UNITED RETAIL GROUP, INC.

2002 ANNUAL REPORT

TO

STOCKHOLDERS



SUMMARY BUSINESS DESCRIPTION

UNITED RETAIL GROUP, INC. is a leading specialty retailer of AVENUE® apparel, undergarments and accessories for large-size women and CLOUDWALKERS.COM® women's shoes. These proprietary brands present a fashion-current, upscale image at prices that target the middle mass market. The Company operates a nationwide chain of AVENUE® retail stores and markets its brands on the internet at www.avenue.com.

FINANCIAL HIGHLIGHTS

	Fiscal Year Ended Feb. 2, 2002	Fiscal Year Ended Feb. 1, 2003
	(Shares and dollars in thousands, except per share data)	
Net Sales	$427,040	$431,964
Income (loss) before taxes	1,001	(23,598)
Provision for (benefit from) income taxes	571	(7,771)
Provision for the valuation allowance for the net deferred tax assets	-	7,250
Net income (loss)	430	(23,077)
Net income (loss) per common share:		
Basic:	$.03	($1.77)
Diluted:	$.03	($1.77)
Weighted average number of common shares outstanding:		
Basic:	13,241	13,047
Diluted:	13,442	13,047

These Financial Highlights should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements, including the notes thereto, in the Company's Annual Report on Form 10-K for Fiscal 2002 that accompanies this Annual Report to Stockholders.

SUMMARY SEGMENT INFORMATION

The Company operated its business in two reportable segments split by channels of distribution: Avenue Retail (retail stores) and Shop @ Home (internet and catalog). In deciding how to allocate resources and assess performance, the Company regularly evaluated the performance of its operating segments on the basis of net sales and earnings (losses) from operations.

Certain information relating to the Company's reportable operating segments is set forth below (dollars in thousands):

	Fiscal 2001	Fiscal 2002
Net sales:		
Avenue Retail	$415,553	$423,816
Shop @ Home	11,487	8,148
	$427,040	$431,964
Earnings (loss) from operations (1):		
Avenue Retail	$16,987	($864)
Shop @ Home	(6,856)	(5,901)
	$10,131	($6,765)

(1) Represents earnings (loss) from operations before unallocated corporate expenses and net interest income (expense).

The Company evaluates the performance of its assets on a consolidated basis. Therefore, separate financial information for the Company's assets on a segment basis is not available.

The following table sets forth a reconciliation of the reportable segments' earnings (loss) from operations to the Company's consolidated income (loss) before income taxes (dollars in thousands):

	Fiscal 2001	Fiscal 2002
Earnings (loss) from operations for reportable segments	$10,131	($6,765)
Unallocated corporate expenses	(9,491)	(16,006)
Interest income (expense), net	361	(827)
Income (loss) before income taxes	$1,001	($23,598)

The Company will suspend catalog operations in the first quarter of Fiscal 2003 and operate the avenue.com website as a virtual store utilizing the same assortments as the retail stores.

SELECTED FINANCIAL DATA

	Fiscal Year Ended Jan. 30, 1999	Fiscal Year Ended Jan. 29, 2000	53 Weeks Fiscal Year Ended Feb. 3, 2001	Fiscal Year Ended Feb. 2, 2002	Fiscal Year Ended Feb.1, 2003
	(Shares and dollars in thousands, except per share data)				
Statement of Operations Data:					
Net sales	$378,562	$382,631	$419,712	$427,040	$431,964
Cost of goods sold, including buying and occupancy costs	275,811	282,754	323,153	326,101	343,625
Gross profit	102,751	99,877	96,559	100,939	88,339
General, administrative and store operating expenses	79,221	77,778	91,474	100,299	105,499
Goodwill impairment	0	0	0	0	5,611
Operating income (loss)	23,530	22,099	5,085	640	(22,771)
Non-operating income	3,113	0	0	0	0
Interest income (expense), net	1,201	1,688	1,854	361	(827)
Income (loss) before taxes	27,844	23,787	6,939	1,001	(23,598)
Provision for (benefit from) income taxes	9,864	7,638	2,719	571	(7,771)
Provision for the valuation allowance for the net deferred tax assets	0	0	0	0	7,250
Net income (loss)	17,980	16,149	4,220	430	(23,077)
Net income (loss) per common share:					
Basic	$1.38	$1.23	$0.32	$.03	($1.77)
Diluted	$1.31	$1.17	$0.31	$.03	($1.77)
Weighted average number of common shares outstanding:					
Basic	13,056	13,156	13,302	13,241	13,047
Diluted	13,736	13,852	13,515	13,442	13,047
Balance Sheet Data (at period end):					
Working capital	$60,343	$61,098	$49,567	$41,858	$25,641
Total assets	163,096	180,338	191,630	197,282	179,309
Long-term capital leases	0	0	0	7,213	5,764
Long-term distribution center financing	9,172	7,944	6,616	5,181	3,961
Total stockholders' equity	101,147	117,757	121,796	121,804	98,995

The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements, including the notes thereto, in the Company's Annual Report on Form 10-K for Fiscal 2002 that accompanies this Annual Report to Stockholders. The data for the periods indicated has been derived from the Company's Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report for the three fiscal years in the period ended February 1, 2003 appears in the Form 10-K Report.

This document is a reformatted version of the original, which was filed electronically with the Securities and Exchange Commission on April 3, 2003

FORM 10-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 1, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ____________________

Commission file number 019774

United Retail Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware State or other jurisdiction of incorporation or organization	51 0303670 (I.R.S. Employer Identification No.)
365 West Passaic Street, Rochelle Park, NJ (Address of principal executive offices)	07662 (Zip Code)

Registrant's telephone number, including area code (201) 845-0880

Securities registered pursuant to Section 12(b) of the 1934 Act:

Title of each class	Name of each exchange on which registered

Securities registered pursuant to Section 12(g) of the 1934 Act:

Common Stock, $.001 par value per share, with Stock Purchase Right attached
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "1934 Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES __X__ NO ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the 1934 Act).
YES ______ NO __X__

On April 2, 2003, the aggregate market value of the voting and non-voting common equity of the registrant (the "Corporation" also referred to herein, together with its subsidiaries, as the "Company") held by non-affiliates of the registrant was approximately $65.2 million computed by reference to the $7.00 price at which the common equity was last sold as of August 2, 2002. For purposes of the preceding sentence only, affiliate status was determined on the basis that all stockholders of the registrant are non-affiliates except the two non-institutional stockholders who have filed statements with the Securities and Exchange Commission (the "SEC" or the "Commission") under Section 16(a) of the 1934 Act reporting holdings of 10% or more of the shares outstanding. The holdings of affiliates are based upon the contents of the filed statements.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the 1934 Act subsequent to the distribution of securities under a plan confirmed by a court.

YES ______ NO ______

APPLICABLE ONLY TO CORPORATE REGISTRANTS:

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

As of April 2, 2003, there were 12,937,304 shares of the registrant's common stock, $.001 par value per share, outstanding. One Stock Purchase Right is attached to each outstanding share.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant's proxy statement on Schedule 14A for its 2003 annual meeting of stockholders (the "Proxy Statement") to be filed with the SEC is incorporated in part by reference in Part III of this Form 10-K (this "Report").

PART I

Item 1. <u>Business</u>.

Overview

The Company is a leading nationwide specialty retailer featuring AVENUE® brand large size women's apparel, CLOUDWALKERS® brand women's footwear, AVENUE BODY® brand large size lingerie, AVENUE brand large size women's hosiery, AVENUE brand accessories and AVENUE brand gifts. Sales in fiscal 2002 (the year ended February 1, 2003) and fiscal 2001 (the year ended February 2, 2002) were principally of apparel with none of the other product categories representing 10% or more of sales in either year.

History

United Retail Group, Inc. was incorporated in Delaware in 1987 and completed its initial public offering in 1992. The Company's current business resulted from an internal reorganization at Limited Brands, Inc. ("The Limited") in 1987, in which The Limited combined its AVENUE® store group (then operating under the LERNER WOMAN trade name) with the SIZES UNLIMITED store group. Raphael Benaroya, currently the Chairman of the Board, President and Chief Executive Officer of United Retail Group, Inc., was selected to manage the combined businesses.

Customer Base

The Company serves the mass market and targets fashion-conscious women between 25 and 55 years of age who wear size 14 or larger apparel. However, CLOUDWALKERS® shoes are available in a complete size range.

Merchandising and Marketing

The Company has offered its customers proprietary AVENUE® brand and CLOUDWALKERS® brand products (i) in its retail stores, and (ii) through its Internet websites (www.avenue.com and www.cloudwalkers.com) and its catalog, which together are referred to as the "shop@home" business.

Many AVENUE® products are custom designed by the Company's design staff. The Company emphasizes a contemporary brand image and consistency of merchandise quality and fit. The Company often updates its merchandise selections to reflect customer demand and mainstream fashion trends. (The apparel industry is subject to rapidly changing consumer fashion preferences and the Company's performance depends on its ability to respond quickly to changes in fashion.) The Company offers most of its merchandise at popular or moderate price points.

The Company exclusively promotes merchandise with its own brands, which the Company believes help to distinguish it from competitors. Through careful brand management, including consistent imaging of its brands, the Company seeks enhanced brand recognition. This paragraph includes forward-looking information under the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which is subject to the uncertainties and other risk factors referred to under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - Future Results."

The Company offers selections of AVENUE® brand casual wear, career apparel, specialty items and accessories. The casual wear assortment includes comfortably fitted jeans, slacks, T-shirts, skirts, active wear and sweaters. Casual wear comprises the majority of the Company's sales. The career assortment includes slacks, skirts, jackets, soft blouses and dresses.

The Company develops new AVENUE® brand apparel assortments on average four to six times each year.

Accessories include earrings, pins, scarves, necklaces and watches and a selection of gift items.

The Company uses direct mail, credit card statement inserts, in-store signage and e-mail messages as part of its marketing activities.

Channels of Distribution

The Company's principal channel of distribution is retail stores that it leases. See, "Properties."

The Company mailed AVENUE catalogs from September 2000 to March 2003. The Company has operated an Internet site (www.avenue.com) since November 2000. The catalog and website feature both the Company's brands. CLOUDWALKERS® footwear is also available at another Internet site (www.cloudwalkers.com) operated by the Company. Segment information with respect to the shop@home business appears in footnote 17 to the Company's Consolidated Financial Statements elsewhere in this Report.

In the first quarter of fiscal 2003, the Company intends to suspend catalog operations indefinitely. Charges for severance pay to the associates involved will be $0.2 million and other charges arising from the suspension of catalog operations are not expected to be material.

Merchandise selection is allocated to each store based on many factors, including store location, store profile and sales experience. The Company regularly updates each store's profile based on selling trends. The Company's point-of-sale systems gather sales, inventory and other statistical information from each store daily. This information is then used to evaluate and adjust each store's merchandise mix.

The Company uses creative merchandise displays, distinctive signage and packaging to create an attractive store atmosphere.

Merchandise Distribution and Inventory Management

The Company believes that short production schedules and rapid delivery of merchandise from manufacturers are vital to minimize business risks arising from changing fashion trends.

The Company uses a centralized distribution system, under which all merchandise is received, processed and distributed through the Company's distribution complex in Troy, Ohio. The Company maintains a worldwide logistics network of agents and space availability arrangements to support the in-bound movement of merchandise into the distribution complex where it is repacked and shipped to the stores promptly and to shop@home customers after purchase orders are received by the Company. The out-bound system for store deliveries consists of common carrier line haul routes to a network of delivery agents. (The Company does not own or operate trucks or trucking facilities.) The Company manages its inventory levels, merchandise allocation to stores and sales replenishing for each store through its computerized management information systems, which enable the Company to profile each store and evaluate and adjust each store's merchandise mix on a weekly basis. New merchandise is allocated by style, color and size immediately before shipment to stores to achieve a merchandise assortment that is suited to each store's customer base.

For both its stores and its shop@home business, the Company's inventory management strategy is to maintain targeted inventory levels (see, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Inventory") and turns. The Company also seeks to minimize the amount of unsold merchandise at the end of a season by closely comparing sales and fashion trends with on-order merchandise and making necessary purchasing and pricing adjustments. The preceding sentences constitute forward-looking information under the Reform Act and are subject to the uncertainties and other risk factors referred to under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - Future Results." Additionally, the Company uses markdowns and promotions.

Management Information Systems

The Company's management information systems consist of a full suite of financial and merchandising systems, including inventory distribution and control, sales reporting, accounts payable, cash/credit, merchandise reporting and planning.

All of the Company's stores have point-of-sale terminals that transmit daily information on sales by merchandise category, style, color and size, as well as customer data. The Company evaluates this information, together with its report on merchandise shipments to the stores, to implement merchandising decisions regarding markdowns, reorders of fast-selling items and allocation of merchandise. In addition, the Company's headquarters and distribution center are linked through a computer network, which is accessible to district sales managers in the field.

Company employees located at its headquarters maintain and support the applications software, operations, networking and point-of-sale functions of the Company's management information systems. The mainframe hardware and systems software for the Company's management information systems are maintained by IBM.

Purchasing

Separate groups of merchants are responsible for different categories of merchandise. Most of the merchandise purchased by the Company consists of custom designed and fitted products, produced for the Company by contract manufacturing, under one of the Company's two brands.

The Company provides manufacturers with strict guidelines for product specifications (such as size, fabric weight and trim) and gradings to ensure proper, consistent fit and quality. The Company and independent sourcing agents monitor production by manufacturers in the United States and abroad to ensure that size specifications, grading requirements and other specifications are met.

In fiscal 2002, three purchasing agents each accounted for 10% or more of the Company's merchandise purchases. There is no assurance that the replacement of one or more of these vendors would not have a materially adverse effect on the Company's operations.

Domestic purchases (some of which are foreign-made products) are executed by Company purchase orders. Import purchases are made in U.S. dollars and are generally supported by trade letters of credit.

Credit Sales

The Company permits its customers to use several methods of payment, including cash, personal checks, general purpose credit cards and a private label credit card that is co-branded with the Company's AVENUE® service mark and the name of the issuer of the card, World Financial Network National Bank. The Company also permits customers in certain stores to use layaways.

Competition

All aspects of the women's retail apparel and shoe businesses are highly competitive. Many of the competitors are units of large national chains that have substantially greater resources than the Company. Management believes its principal competitors include all major national and regional mass merchants, department stores, specialty retailers, discount stores, mail order companies, television shopping channels and Internet web sites. Management believes its proprietary brands, merchandise selection, prices, consistency of merchandise quality and fit, and appealing shopping experience emphasizing strong merchandise presentations, together with its experienced management team, management information systems and logistics capabilities, enable it to compete in the marketplace. The preceding sentence constitutes forward-looking information under the Reform Act and is subject to the uncertainties and other risk factors referred to under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - Future Results."

Trade Name and Trademarks

The Company is the owner in the United States of its trade name, AVENUE®, used on storefronts, and principal trademarks, AVENUE® and CLOUDWALKERS®, used on merchandise labels. The Company is not aware of any use of its trade name or trademarks by its competitors that has a material effect on the Company's operations or any material claims of infringement or other challenges to the Company's right to use its trade name and trademarks in the United States.

Employees

As of February 28, 2003, the Company employed 5,452 associates, of whom 2,073 worked full-time and the balance of whom worked part-time. Considerable seasonality is associated with employment levels. Approximately 70 store associates are covered by collective bargaining agreements. The Company believes that its relations with its associates are good.

Seasonality

The first half of the fiscal year often has more sales than the second half.

Item 2. Properties.

As of February 1, 2003, the Company leased the following 553 stores in the following 38 states:

State	Stores	State	Stores
Alabama	7	Missouri	9
Arizona	6	Nebraska	2
Arkansas	2	Nevada	3
California	75	New Hampshire	2
Connecticut	10	New Jersey	41
Delaware	2	New Mexico	2
Florida	30	New York	49
Georgia	20	North Carolina	10
Illinois	39	Ohio	25
Indiana	12	Oklahoma	4
Iowa	1	Oregon	5
Kansas	2	Pennsylvania	20
Kentucky	3	Rhode Island	2
Louisiana	11	South Carolina	4
Maryland	16	Tennessee	8
Massachusetts	19	Texas	52
Michigan	27	Virginia	12
Minnesota	3	Washington	12
Mississippi	2	Wisconsin	4

The Company leases its executive offices, which consist of approximately 65,000 square feet in an office building at 365 West Passaic Street, Rochelle Park, New Jersey 07662. The office lease has a term ending in August 2006.

The Company owns a 128-acre site adjacent to Interstate 75 in Troy, Ohio, on which its national distribution center is located. The national distribution center is equipped to service 900 stores and a shop@home business. The site is adequate for a total of four similar facilities.

Item 3. Legal Proceedings.

The Company is defending various routine legal proceedings incidental to the conduct of its business and is maintaining reserves that include, among other things, the estimated cost of uninsured payments to accident victims (see, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Incurred But Not Reported Claims For Personal Injuries and Medical Benefits") and payments to landlords and vendors of goods and services resulting from contractual disputes. Based on legal advice that it received, management believes that, giving effect to reserves and insurance coverage, these legal proceedings are not likely to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Certain pending legal proceedings to which the Company was a party were terminated during the fourth quarter of fiscal 2002 in the ordinary course of business. The termination of pending legal proceedings during that fiscal quarter did not have a material effect on the financial position, results of operations or cash flows of the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

(a) The Common Stock of United Retail Group, Inc. is quoted on the Nasdaq Stock Market under the symbol "URGI." The last reported sale price of the Common Stock on the Nasdaq Stock Market on April 2, 2003 was $1.48. Continued quotation on the NASDAQ Stock Market requires a minimum bid price of at least $1.00 per share to be maintained except for periods of less than 10 consecutive business days each, subject to an opportunity to cure the deficiency after receipt of notice from NADSAQ.

The following table sets forth the reported high and low sales prices of the Common Stock as reported by Nasdaq for each fiscal quarter indicated.

	2001		2002	
	High	Low	High	Low
First Quarter	$8.4200	$5.0625	$9.6500	$6.9600
Second Quarter	$11.2000	$6.8500	$10.500	$5.9500
Third Quarter	$9.2400	$5.4000	$6.5000	$3.9000
Fourth Quarter	$7.9900	$5.5500	$6.1500	$2.7500

(b) At March 10, 2003, there were 382 record owners of Common Stock.

(c) United Retail Group, Inc. has not paid dividends on its Common Stock and has no present intention of doing so. Also, the Financing Agreement between United Retail Group, Inc. and certain of its subsidiaries and The CIT Group/Business Credit, Inc., dated August 15, 1997, as amended, forbids the payment of dividends.

The transfer agent and registrar for the Common Stock is Continental Stock Transfer and Trust Co., 17 Battery Place South, 8th Floor, New York, New York 10004.

(d) Equity Compensation Plan Information As of February 1, 2003

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column(a)) (c)
Equity compensation plans approved by stockholders	1,803,572	$7.32	82,000
Equity compensation plans not approved by stockholders	22,500	$11.74	-0-

There are outstanding stock options issued to an incumbent non-management Director and an incumbent Vice President of the Company, respectively, that were not issued under a plan approved by the stockholders. In 1998, the Director received an option to purchase 17,000 shares at a price of $12.08 per share, which is fully vested, and an option to purchase 3,000 shares at a price of $11.50 per share, of which the right to purchase 2,400 shares is vested. (The Director had not received any stock options during his service on the Company's Board of Directors from 1992 through 1997.) In 2000, the Vice President received an option to purchase 2,500 shares at a price of $9.75 per share, of which the right to purchase 1,500 shares is vested.

All shares of stock of the Corporation sold by the Corporation between fiscal 2000 (the year ended February 3, 2001) and fiscal 2002 were registered under the Securities Act of 1933 on Form S-8 Registration Statements.

Item 6. Selected Financial Data.

	Fiscal Year Ended Jan. 30, 1999	53 Weeks Fiscal Year Ended Jan. 29, 2000	Fiscal Year Ended Feb. 3, 2001	Fiscal Year Ended Feb. 2, 2002	Fiscal Year Ended Feb.1, 2003
	(Shares and dollars in thousands, except per share data)				
Statement of Operations Data:					
Net sales	$378,562	$382,631	$419,712	$427,040	$431,964
Cost of goods sold, including buying and occupancy costs	275,811	282,754	323,153	326,101	343,625
Gross profit	102,751	99,877	96,559	100,939	88,339
General, administrative and store operating expenses	79,221	77,778	91,474	100,299	105,499
Goodwill impairment	0	0	0	0	5,611
Operating income (loss)	23,530	22,099	5,085	640	(22,771)
Non-operating income	3,113	0	0	0	0
Interest income (expense), net	1,201	1,688	1,854	361	(827)
Income (loss) before taxes	27,844	23,787	6,939	1,001	(23,598)
Provision for (benefit from) income taxes	9,864	7,638	2,719	571	(7,771)
Provision for the valuation allowance for the net deferred tax assets	-	-	-	-	7,250
Net income (loss)	17,980	16,149	4,220	430	(23,077)
Net income (loss) per common share:					
Basic	$1.38	$1.23	$0.32	$.03	($1.77)
Diluted	$1.31	$1.17	$0.31	$.03	($1.77)
Weighted average number of common shares outstanding:					
Basic	13,056	13,156	13,302	13,241	13,047
Diluted	13,736	13,852	13,515	13,442	13,047
Balance Sheet Data (at period end):					
Working capital	$60,343	$61,098	$49,567	$41,858	$25,641
Total assets	163,096	180,338	191,630	197,282	179,309
Long-term capital leases	0	0	0	7,213	5,764
Long-term distribution center financing	9,172	7,944	6,616	5,181	3,961
Total stockholders' equity	101,147	117,757	121,796	121,804	98,995

The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements, including the notes thereto, elsewhere in this Report. The data for the periods indicated has been derived from the Company's Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report for the three fiscal years in the period ended February 1, 2003 appears elsewhere in this Report.

Item 7. <u>Management's Discussion and Analysis of Financial Condition and Results of Operations.</u>

Fiscal 2002 Versus Fiscal 2001

Net sales for fiscal 2002 (the year ended February 1, 2003) increased 1.2% from fiscal 2001 (the year ended February 2, 2002), to $432.0 million from $427.0 million from an increase in the number of items sold. There is no assurance that net sales will continue to increase (see, "February 2003 Sales"). Comparable store sales for fiscal 2002 decreased 1.0%. Average stores open increased from 543 to 557. There is no assurance that average stores open will continue to increase (see, "Store Base"). Internet and catalog sales (collectively, "shop@home sales") were $8.1 million in fiscal 2002 compared with $11.5 million in fiscal 2001. (See, "Suspension of Catalog Operations.")

Gross profit was $88.3 million in fiscal 2002 compared with $100.9 million in fiscal 2001, declining as a percentage of net sales to 20.5% from 23.6%. The decrease in gross profit as a percentage of net sales was attributable primarily to lower margins as a result of lower retail prices. Gross profit in the future will be subject to the uncertainties and other risk factors referred to under the caption "Future Results."

General, administrative and store operating expenses increased to $105.5 million in fiscal 2002 from $100.3 million in fiscal 2001, principally as a result of increases in both store payroll and insurance expense partially offset by a decrease in shop@home expense and by an increase in private label credit card royalties from World Financial Network National Bank. (See, "Private Label Credit Cards Issued By The Bank.") As a percentage of net sales, general, administrative and store operating expenses increased to 24.4% from 23.5%.

In fiscal 2002, the Company recorded an impairment of goodwill in the amount of $5.6 million, after which no goodwill remained. In concluding that goodwill was impaired, the Company took into consideration (i) a multiple of earnings before interest, taxes, depreciation and amortization method and (ii) the Company's stock market capitalization. Other compelling reasons for recording the impairment included the significant losses incurred in fiscal 2002 and the recent downward trend in earnings.

During fiscal 2002, the Company incurred an operating loss of $22.8 million compared with operating income of $0.6 million in fiscal 2001. (The operating loss in fiscal 2002 included impairment of goodwill in the amount of $5.6 million.) Operating (loss) income reflects the combined results of two business segments, retail store sales and shop@home sales. During fiscal 2002, the (loss) from operations before unallocated corporate expenses and net interest expense (combined, "unallocated expenses") was ($0.9 million) from retail store sales and ($5.9 million) from shop@home sales. During fiscal 2001, the income (loss) from operations before unallocated expenses was $17.0 million from retail store sales and ($6.9 million) from shop@home sales.

Net interest (expense) income was ($0.8 million) in fiscal 2002 and $0.4 million in fiscal 2001, as a result of lower interest rates on cash balances and of higher indebtedness.

In fiscal 2002, the benefit from income taxes was $7.8 million before the Company established a valuation allowance in the amount of $7.3 million for all its net deferred tax assets and net operating loss carryforwards ("NOL's"). In fiscal 2001, the provision for income taxes was $0.6 million.

The Company incurred a net loss of $23.1 million in fiscal 2002 and had net income of $0.4 million in fiscal 2001. Before recording the goodwill impairment and valuation allowance, the *pro forma* fiscal 2002 net loss was $10.2 million.

See, "Critical Accounting Policies" for a discussion of estimates necessarily made by management in preparing financial statements in accordance with generally accepted accounting principles.

February 2003 Sales

Net sales for the first month of fiscal 2003 decreased 13.4% from the first month of fiscal 2002, to $26.9 million from $31.1 million. Comparable store sales for the month decreased 13.0%.

Fiscal 2001 Versus Fiscal 2000

Net sales for fiscal 2001 increased 1.7% from fiscal 2000 (the year ended February 3, 2001), to $427.0 million from $419.7 million from an increase in average price. Comparable store sales for fiscal 2001 decreased 2.6%. (Fiscal 2001 consisted of 52 weeks but fiscal 2000 consisted of 53 weeks. The extra week was excluded from the computation of comparable store sales.) Average stores open increased from 511 to 543. Shop@home sales were $11.5 million in fiscal 2001 compared with $9.7 million in fiscal 2000.

Gross profit was $100.9 million in fiscal 2001 compared with $96.6 million in fiscal 2000, increasing as a percentage of net sales to 23.6% from 23.0%. The increase in gross profit as a percentage of net sales was attributable primarily to higher margins as a result of higher retail prices partially offset by increased store rent.

General, administrative and store operating expenses increased to $100.3 million in fiscal 2001 from $91.5 million in fiscal 2000, principally as a result of an increase in store payroll and a decrease in private label credit card royalties from World Financial Network National Bank. As a percentage of net sales, general, administrative and store operating expenses increased to 23.5% from 21.8%.

During fiscal 2001, operating income was $0.6 million compared with $5.1 million in fiscal 2000. Operating income reflects the combined results of two business segments, retail store sales and shop@home sales. During fiscal 2001, the income (loss) from operations before unallocated corporate expenses and net interest income (combined, "unallocated expenses") was $17.0 million from retail store sales and ($6.9 million) from shop@home sales. During fiscal 2000, the income (loss) from operations before unallocated expenses was $22.8 million from retail store sales and ($8.2 million) from shop@home sales.

Net interest income was $0.4 million in fiscal 2001 and $1.9 million in fiscal 2000, as a result of lower cash balances and lower interest rates.

The Company had a provision for income taxes of $0.6 million in fiscal 2001 and $2.7 million in fiscal 2000.

The Company had net income of $0.4 million in fiscal 2001 and $4.2 million in fiscal 2000.

Liquidity and Capital Resources

Cash Flow

Cash provided from operating activities was $7.8 million in fiscal 2001 and $3.6 million in fiscal 2002. See, "Future Results" for certain risks and uncertainties that may affect the amount of cash provided by operating activities in the future. The primary differences in cash provided from operating activities in fiscal 2002 compared with fiscal 2001 were (i) a net loss of $23.1 million in fiscal 2002 compared with net income of $0.4 million in fiscal 2001 and a $1.5 million increase in accounts receivable in fiscal 2002 compared with a $1.1 million decrease in accounts receivable in fiscal 2001, partially offset by (ii) a $6.9 million increase in accounts payable and accrued expenses in fiscal 2002 compared with a $1.9 million decrease in accounts payable and accrued expense in fiscal 2001 and goodwill impairment in fiscal 2002 of $5.6 million.

The Company's cash and cash equivalents decreased to $17.5 million at February 1, 2003 from $27.8 million at February 2, 2002.

Inventory decreased to $61.6 million at February 1, 2003 from $61.8 million at February 2, 2002. (During fiscal 2002, the highest inventory level was $72.3 million.) See, "Critical Accounting Policies – Inventory" for a discussion of estimates necessarily made by management in stating inventory in financial statements prepared in accordance with generally accepted accounting principles.

Working capital was $41.9 million at February 2, 2002 and $25.6 million at February 1, 2003, principally from the decrease in cash and cash equivalents.

Capital expenditures were $22.9 million in fiscal 2001 and $11.4 million in fiscal 2002, principally for new store construction. Capital expenditures for fiscal 2003 are budgeted at approximately $5 million, which the Company expects to fund principally from cash provided from operating activities. See, "Future Results" for certain risks and uncertainties that may affect the amount of cash provided from operating activities in the future. The largest category of capital expenditures will be new store construction. See, "Store Base." This paragraph constitutes forward-looking information under the Reform Act.

Between January 2002 and January 2003, the Company executed a series of three-year capital lease agreements for call center systems at the Company's national distribution center in Troy, Ohio, bearing interest at rates between 6.09% and 6.64% per annum aggregating approximately $1.4 million. The Company has the option of buying the systems at the end of the term for a nominal price.

As of July 1, 2002, an outstanding loan to a Company officer in the principal amount of approximately $2.8 million, plus accrued interest, was paid by the surrender of 278,529 shares of Company stock that the officer owned. The repurchased shares became treasury stock. The repurchased shares had a value equivalent to the loan based on the closing price on the NASDAQ Stock Market on the preceding trading day. (The exchange was approved in advance by the Compensation Committee of the Board of Directors on the morning of July 1, 2002.)

Credit Sources

Import purchases by the Company are made in U.S. dollars, are generally financed by trade letters of credit and constituted approximately 47% of total purchases in fiscal 2002.

United Retail Group, Inc. and certain of its subsidiaries (collectively, the "Companies") are parties to a Financing Agreement, dated August 15, 1997, as amended (the "Financing Agreement"), with The CIT Group/Business Credit, Inc. ("CIT"). The Financing Agreement provides a revolving line of credit for a term ending August 15, 2005 in the aggregate amount of $40 million for the Companies, subject to availability of credit as described in the following paragraphs. The line of credit may be used on a revolving basis by any of the Companies to support trade letters of credit and standby letters of credit and to finance loans. As of February 1, 2003, trade letters of credit for the account of the Companies and supported by CIT were outstanding in the amount of $23.3 million and standby letters of credit were outstanding in the amount of $3.4 million to provide collateral under certain insurance policies maintained by the Company.

Subject to the following paragraph, the availability of credit (within the aggregate $40 million line of credit) to any of the Companies at any time is the excess of its borrowing base over the sum of (x) the aggregate outstanding amount of its letters of credit and its revolving loans, if any, and (y) at CIT's option, the sum of (i) unpaid sales taxes, and (ii) up to $500,000 in total liabilities of the

Companies under permitted encumbrances (as defined in the Financing Agreement). The borrowing base, as to any of the Companies, is the sum of (x) a percentage of the book value of its eligible inventory (both on hand and unfilled purchase orders financed with letters of credit), ranging from 60% to 65% depending on the season, and (y) the balance in an account in its name that has been pledged to the lenders (a "Pledged Account"). (At February 1, 2003, the combined availability of the Companies was $13.3 million; the Pledged Account had a zero balance; the Companies' cash on hand was unrestricted; and no loan had been drawn down.)

The provisions of the preceding paragraph to the contrary notwithstanding, the Companies are required to maintain unused at all times combined availability of at least $5 million. Except for the maintenance of a minimum availability of $5 million and a limit on capital expenditures, the Financing Agreement does not contain any financial covenants.

In the first quarter of fiscal 2003, the Company has drawn on the revolving loan facility under the Financing Agreement to meet its peak working capital requirements and may do so again from time to time. Interest is payable monthly based on a 360-day year at the prime rate or at two percent plus the LIBOR rate on a per annum basis, at the borrower's option.

The line of credit is secured by a security interest in inventory and proceeds and by the balance from time to time in the Pledged Account.

The Financing Agreement includes certain restrictive covenants that impose limitations (subject to certain exceptions) on the Companies with respect to, among other things, making certain investments, declaring or paying dividends, making loans, engaging in certain transactions with affiliates, or consolidating, merging or making acquisitions outside the ordinary course of business.

The Company uses standby letters of credit to provide collateral under certain insurance policies. See, "Incurred But Not Reported Claims For Personal Injuries and Medical Benefits." Additional collateral supported by standby letters of credit is likely to be required by the insurers in the future.

The Company's obligations to pay customs duties on merchandise imports have been secured by an unsecured surety bond in the amount of $1.5 million. The tightening market for surety bonds is likely to make it necessary for the Company to support the surety bond with a standby letter of credit in a like amount under the Financing Agreement.

Short-term trade credit represents a significant source of financing for domestic merchandise purchases. Trade credit arises from the willingness of the Company's domestic vendors to grant extended payment terms for inventory purchases and is generally financed either by the vendor or a third-party factor. The availability of trade credit depends on the Company's liquidity in general and the amount of its cash and cash equivalents and availability of unused credit under the Financing Agreement in particular.

Principal Contractual Obligations

The Company's principal contractual obligations at February 1, 2003 (see, also "Critical Accounting Policies – Incurred But Not Reported Claims For Personal Injuries and Medical Benefits") are summarized in the following chart.

Principal Contractual Obligations	Total Payments Due (000's omitted)	Payments Due by Period (000's omitted) Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Distribution Center Financing Note	$637	$637	$0	$0	$0
Distribution Center Mortgage	4,544	583	1,329	1,578	1,054
Fixture Sale and Lease Back Agreements	6,664	1,507	3,422	1,735	0
Call Center Systems Capital Lease	1,063	456	607	0	0
Total Contractual Cash Obligations	12,908	3,183	5,358	3,313	1,054

Other Commercial Commitments	Total Amounts Committed (000's omitted)	Amount of Commitment per Period (000's omitted) Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Trade Letters of Credit*	$23,307	$23,307	$0	$0	$0
Standby Letters of Credit	3,350	3,350	0	0	0
Operating Leases	294,561	43,742	75,593	60,131	115,095
Total Commercial Commitments	321,218	70,399	75,593	60,131	115,095

*Trade letters of credit support Company obligations under certain purchase orders for merchandise imports for which payment is not yet due. (Other purchase orders are not supported by trade letters of credit.)

Stock Repurchase Authorization

Management, in its discretion, has been authorized to purchase up to 962,416 shares of Company common stock at opportune prices on the open market and in private transactions from time to time in the future. Any stock repurchases on the open market will generally be made during designated trading windows, the next of which will be open from May 15, 2003 through June 13, 2003. The Board of Directors of the Company authorized these repurchases on August 18, 2000.

New Accounting Standard

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"), which amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 148 provides three transition methods for companies that adopt SFAS No. 123's provisions for fair value recognition. In addition, SFAS No. 148 requires that companies disclose for each period for which a statement of operations is presented an accounting policy footnote that includes: (i) the method of accounting for stock options, (ii) total stock compensation cost that is recognized in the statement of operations and would have been recognized had SFAS No. 123 been adopted for recognition purposes, and (iii) pro forma net income and earnings per share that would have been reported had SFAS No. 123 been adopted for recognition purposes. The Company has provided the disclosures required by SFAS No. 148 in the footnotes to the Company's Consolidated Financial Statements elsewhere in this Report. The Company does not currently intend to change its method of accounting for stock options and does not expect the adoption of this statement to have a material effect on its financial statements.

Critical Accounting Policies

Introduction

Financial statements prepared by companies in accordance with generally accepted accounting principles are affected by the policies followed by their managements in preparing them. Some accounting policies require difficult, subjective or complex judgments by corporate management, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Among the most important accounting policies of the Company that involve such management judgments are (i) using the retail method of accounting for inventory, (ii) using estimates of incurred but not reported claims for uninsured damages for personal injuries, for self-insured workers' compensation benefits and for benefits under the Company's self-insured medical, dental and prescription plans for its associates and future development costs of reported claims ("IBNR Claims") and (iii) determining whether to have a valuation allowance for the Company's net deferred tax assets and NOL's.

Inventory

The margins at which the Company's inventories can be sold are central to its business. In accordance with generally accepted accounting principles, inventories are stated at the lower of cost or market. The Company utilizes the retail method, under which a cost-to-price relationship is developed on the basis of original cost as compared to initial retail selling price. The valuation of inventories at cost and the resulting margins are calculated by applying this cost-to-price relationship to the retail value of inventories. Permanent markdowns, when taken, reduce both the cost and price components of inventory on hand, which maintains the established cost-to-price relationship. Consequently, the use of the retail inventory method results in valuing inventories at lower of cost or market.

Inherent in the retail inventory method are management estimates on current and future selling value of the inventory which can significantly impact the ending inventory valuation at cost as well as resulting margins. The necessity for management estimates, coupled with the fact that the retail inventory method is an averaging process, can produce inventory costs at any point in time that are inexact.

Further, deferred markdowns can result in an overstatement of cost under the lower of cost or market principle. Accordingly, at fiscal year-end, management conducts a thorough review of inventory on hand and, based on its business judgment, may reduce further the carrying value of inventory by recording a markdown reserve for inventory with sales performance below expectations and/or unsold quantities in excess of expectations. Recording a reserve reduces the inventory recorded on the Company's balance sheet and is charged to the Company's cost of sales.

If inventories, net of reserves, were overestimated at the end of a year, assets and income for that year would be overstated and margins for the beginning of the next year would come in lower. (The opposite would be true if inventories were underestimated.) Consistency in inventory valuation practices is one of the Company's important accounting objectives.

The Company's management believes that the inventory shown on the balance sheets at February 1, 2003 and February 2, 2002 included in the Consolidated Financial Statements contained in this Report were properly stated in all material respects subject to unforeseen (i) changes in consumer spending patterns, consumer preferences and overall economic conditions, (ii) changes in weather patterns, (iii) risks associated with the seasonality of the retail industry, (iv) risks related to consumer acceptance of the Company's products, and (v) war risks.

Incurred But Not Reported Claims For Personal Injuries and Medical Benefits

In accordance with generally accepted accounting principles, the Company records a liability for IBNR Claims for each fiscal year. This liability is based on (i) the number and size of outstanding claims, (ii) a comparison between the dates paid claims were incurred and the dates they were paid, (iii) an analysis of the amounts previously paid, (iv) projections of inflation in medical costs and (v) advice from time to time from its insurance broker. (The Company has insurance policies with coverage for personal injury claims but it remains liable for a self-insured retention. The Company is self-insured for most workers' compensation benefits and for its medical, dental and prescription plans for associates but it has stop loss insurance policies to limit its liability.)

If the outcome of claims made with respect to a fiscal year were to exceed the IBNR liability for that year, the liabilities on the balance sheet would have been understated and income would have been overstated for the year in question. (The opposite would be true if the subsequent outcome were less than the recorded IBNR liability.) A consistent approach to estimating liability for IBNR Claims reflected in the Company's balance sheet is one of the Company's important accounting objectives.

The estimates underlying the liability for IBNR Claims are matters of judgment on which insurance experts may differ. The use of different estimates or assumptions would change the amount recorded.

The Company's management believes that the liability for IBNR Claims reflected in the balance sheets at February 1, 2003 and February 2, 2002 included in the Consolidated Financial Statements contained in this Report were fairly stated in all material respects subject to the uncertainties of litigation and the risk of greater than anticipated inflation in medical costs.

Valuation Allowance

In fiscal 2002, the Company recorded a $7.3 million non-cash charge to establish a valuation allowance for its net deferred tax assets and NOL's. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which places primary importance on the Company's operating results in the most recent three-year period when assessing the need for a valuation allowance. The Company's cumulative loss in the most recent three-year period, including the net loss reported in the fourth quarter of fiscal 2002, was sufficient to require a full valuation allowance under the provisions of SFAS No. 109. The valuation allowance increased the Company's net loss.

The Company intends to maintain a valuation allowance for its net deferred tax assets and NOL's until management determines that sufficient positive evidence regarding operating results exists to support reversal of the allowance remaining at that time. A reversal of the valuation allowance would improve the Company's results of operations. Accordingly, whether to continue a valuation allowance is one of the Company's important accounting matters.

Private Label Credit Cards Issued By The Bank

The Company and World Financial Network National Bank (the "Bank") are parties to a Private Label Credit Card Program Agreement, dated January 27, 1998 (as amended, the "Credit Card Program Agreement").

Under the Credit Card Program Agreement the Bank issues credit cards to Company customers who apply to the Bank. Net credit transaction volume with the Bank was $106.2 million in fiscal 2002 and $100.0 million in fiscal 2001. Customers must meet standards for creditworthiness set by the Bank with the approval of the Company, provided, however, that the Bank shall take any actions required to prevent unsafe and unsound banking practices. The credit cards issued by the Bank are co-branded with both the Company's AVENUE® service mark and the Bank's name. The credit cards are used only for merchandise offered by the Company. Credit card holders remit payments to the Bank, generally by mailing personal checks. The Bank also handles all statement processing, payment processing, cardholder customer service and collections from delinquent cardholders.

In accordance with generally accepted accounting principles, the Company does not include the receivable asset created under the Credit Card Program Agreement in the Company's accounts receivable on its balance sheets because the Company has no interest in the customer accounts or receivables and, depending on the circumstances, might not purchase the accounts from the Bank upon the expiration of the contractual term. In this connection, it should be noted that the Credit Card Program Agreement states that (i) the Bank is the sole and exclusive owner of all customer accounts, (ii) the Company has no interest in the customer accounts and (iii) the Bank is the creditor in respect of receivables (defined in the Credit Card Program Agreement as amounts owed with respect to retail purchases, finance charges, deferred finance charges, other fees and charges for sales tax). Receivables as defined in the Credit Card Program Agreement were $76.6 million at February 1, 2003 and $76.8 million at February 2, 2002. Also, when the Credit Card Program Agreement expires, currently scheduled for February 28, 2007, the Company shall have the right to purchase the customer accounts from the Bank for a price equal to the receivables and the Bank shall have the right to require the Company to purchase the customer accounts at that price if the Company decides to commence a private label credit card program on its own or through another issuer of credit cards.

As to the Company's statements of operations, general, administrative and store operating expenses were offset in part by premiums received from the Bank of $3.3 million in fiscal 2002 and $1.9 million in fiscal 2001. The increase in premiums received was due primarily to a decrease in bad debt write-offs by the Bank.

The credit card program premium (or discount) reflected in general, administrative and store operating expenses is an amount equal to royalties paid to the Company by the Bank minus costs charged by the Bank based on the volume of credit card program processing activities performed by the Bank.

Royalties are based on program revenues minus receivables written off by the Bank and the cost of funds for the program, which, for up to the first $85 million of receivables, means the one-year Constant Maturities Treasury ("CMT") rate plus 25 basis points to be reset every three months (the published CMT rate was 1.34% per annum at February 3, 2003) with the CMT rate not to be more than 6.75% per annum and not to be less than 5% per annum for the purpose of this calculation. (The Bank's receivables for the program were less than $85 million at February 1, 2003, but, if they grew larger than that amount, the cost of funds for the excess would be based primarily on the cost of borrowings of a trust for the purpose of securitizing receivables.)

Store Base

The Company leased 553 stores at February 1, 2003, of which 412 stores were in strip shopping centers, 113 stores were in malls, 22 stores were in downtown shopping districts and 6 stores were in outlet malls. Total retail selling space was 2.4 million square feet both at February 1, 2003 and a year earlier. In fiscal 2001, the Company opened 57 new stores and closed 25 smaller stores. In fiscal 2002, the Company opened 24 new stores and closed 26 smaller stores. In each year, the new stores averaged approximately 4,600 square feet of retail selling space. Substantially all the construction cost of new stores has been capitalized. Depreciation and amortization of property and equipment were related principally to assets in stores and were $12.4 million in fiscal 2002 and $11.0 million in fiscal 2001.

The Company has made commitments to lease and open approximately six new stores during fiscal 2003. Start-up costs will be expensed but are not expected to have a material effect on general, administrative and store operating expenses. Store closings generally take place at lease expiration. Asset write-offs and other charges arising from store closings are not expected to be material in fiscal 2003. This paragraph constitutes forward-looking information under the Reform Act, which is subject to the uncertainties and other risk factors referred to under the caption "Future Results."

Suspension of Catalog Operations

The Company mailed AVENUE catalogs from September 2000 to March 2003. Segment information with respect to the shop@home business appears in footnote 17 to the Company's Consolidated Financial Statements elsewhere in this Report. In the first quarter of fiscal 2003, the Company intends to suspend catalog operations indefinitely. Charges for severance pay to the associates involved will be $0.2 million and other charges arising from the suspension of catalog operations are not expected to be material.

The Company will continue to operate its websites, which will carry merchandise also offered in AVENUE® retail stores.

Corporate Acquisition Reviews

As a matter of routine, the Company from time to time conducts "due diligence" reviews of businesses that are either for sale as a going concern or are in liquidation. The Company would consider making a bid on a suitable corporate acquisition at an opportune price if adequate financing at acceptable rates were available. Expenses associated with the submission of unsuccessful bids to acquire the businesses of competitors were $0.5 million in fiscal 2002 and $0.8 million in fiscal 2001 and were included in general, administrative and store operating expenses.

Future Results

The Company cautions that any forward-looking statements (as such term is defined in the Reform Act) contained in this Report or otherwise made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. The following factors, among others, could affect the Company's actual results and could cause actual results for fiscal 2003 to differ materially from those expressed or implied in any forward-looking statements included in this Report or otherwise made by management: war risk; changes in consumer spending patterns, consumer preferences and overall economic conditions; the impact of competition and pricing; changes in weather patterns; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company's products and the ability to develop new merchandise; risks associated with the financial performance of the World Financial Network National Bank private label credit card program; increases in interest rates; the ability to retain, hire and train key personnel; risks associated with the ability of the Company's manufacturers to deliver products in a timely manner; and political instability and other risks associated with foreign sources of production.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company does not hold or issue financial instruments for trading purposes. Management of the Company believes that its exposure to interest rate and market risk associated with financial instruments is not material. See, however, (i) the fifth paragraph under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations – Credit Sources" regarding the variable interest rate payable on revolving loans to the Companies and (ii) the penultimate paragraph under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - Private Label Credit Cards Issued By The Bank" for a discussion of the cost of funds associated with the credit cards that are co-branded with the Company's AVENUE® service mark and the name of the issuer of the cards, World Financial Network National Bank.

Item 8. Financial Statements and Supplementary Data.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
UNITED RETAIL GROUP, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of United Retail Group, Inc. and its subsidiaries (the "Company") at February 2, 2002 and February 1, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/ PRICEWATERHOUSECOOPERS LLP

New York, New York
February 14, 2003

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	February 2, 2002	February 1, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$27,812	$17,540
Accounts receivable	1,455	2,994
Inventory	61,793	61,569
Prepaid rents	4,860	4,972
Other prepaid expenses	2,589	2,290
Total current assets	98,509	89,365
Property and equipment, net	89,191	87,720
Deferred charges and other intangible assets, net of accumulated amortization of $3,238 and $325	6,232	557
Deferred income taxes	1,184	-
Other assets	2,166	1,667
Total assets	$197,282	$179,309
LIABILITIES		
Current liabilities:		
Curent portion of distribution center financing	$1,435	$1,220
Current portion of capital leases	1,491	1,963
Accounts payable and other	20,673	26,596
Disbursement accounts	12,290	11,922
Accrued expenses	20,339	22,023
Deferred income taxes	423	-
Total current liabilities	56,651	63,724
Long-term distribution center financing	5,181	3,961
Long-term capital leases	7,213	5,764
Other long-term liabilities	6,433	6,865
Total liabilities	75,478	80,314
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value; authorized 1,000,000; none issued		
Series A junior participating preferred stock, $.001 par value; authorized 150,000; none issued		
Common stock, $.001 par value; authorized 30,000,000; issued 14,236,000 and 14,248,200; outstanding 13,203,633 and 12,937,304	14	14
Additional paid-in capital	80,408	83,601
Retained earnings	46,133	23,056
Treasury stock (1,032,367 and 1,310,896 shares), at cost	(4,751)	(7,676)
Total stockholders' equity	121,804	98,995
Total liabilities and stockholders' equity	$197,282	$179,309

The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share amounts)

	53 Weeks Fiscal Year Ended February 3, 2001	52 Weeks Fiscal Year Ended February 2, 2002	52 Weeks Fiscal Year Ended February 1, 2003
Net sales	$419,712	$427,040	$431,964
Cost of goods sold, including buying and occupancy costs	323,153	326,101	343,625
Gross profit	96,559	100,939	88,339
General, administrative and store operating expenses	91,474	100,299	105,499
Goodwill impairment	-	-	5,611
Operating income (loss)	5,085	640	(22,771)
Interest income (expense), net	1,854	361	(827)
Income (loss) before income taxes	6,939	1,001	(23,598)
Provision for (benefit from) income taxes	2,719	571	(7,771)
Provision for the valuation allowance for the net deferred tax assets	-	-	7,250
Net income (loss)	$4,220	$430	($23,077)
Earnings (loss) per share			
Basic	$0.32	$0.03	($1.77)
Diluted	$0.31	$0.03	($1.77)
Weighted average number of shares outstanding			
Basic	13,301,510	13,241,110	13,046,568
Common stock equivalents (stock options)	213,213	200,773	-
Diluted	13,514,723	13,441,883	13,046,568

The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	53 Weeks Fiscal Year Ended February 3, 2001	52 Weeks Fiscal Year Ended February 2, 2002	52 Weeks Fiscal Year Ended February 1, 2003
Cash Flows From Operating Activities:			
Net income (loss)	$4,220	$430	($23,077)
Adjustments to reconcile net income (loss) to net cash provided from operating activities:			
Depreciation and amortization of property and equipment	9,202	10,975	12,381
Amortization of deferred charges and other intangible assets	462	607	576
Goodwill impairment	-	-	5,611
Loss on disposal of assets	779	405	503
Compensation expense	311	311	311
Provision for (benefit from) deferred income taxes	1,452	(455)	761
Deferred lease assumption revenue amortization	(360)	(300)	(140)
Tax benefit from exercise of stock options	16	-	-
Changes in operating assets and liabilities:			
Accounts receivable	(1,427)	1,118	(1,539)
Inventory	(3,679)	(2,791)	224
Accounts payable and accrued expenses	8,681	(1,929)	6,922
Prepaid expenses	(1,641)	(95)	187
Income taxes payable	(95)	311	504
Other assets and liabilities	160	(771)	419
Net Cash Provided from Operating Activities	18,081	7,816	3,643
Investing Activities:			
Capital expenditures	(24,490)	(22,948)	(11,413)
Proceeds from sale-leaseback transaction	-	8,249	-
Deferred payment for property and equipment	(536)	101	773
Proceeds from sale of investment and lease	200	28	-
Net Cash Used in Investing Activities	(24,826)	(14,570)	(10,640)
Financing Activities:			
Issuance of loans to officers	(235)	(180)	(52)
Treasury stock acquired	(307)	(561)	-
Proceeds from exercise of stock options	164	26	49
Repayments of long-term debt	(1,189)	(1,367)	(1,435)
Payments on capital lease obligations	-	(115)	(1,797)
Other	(130)	(18)	(40)
Net Cash Used in Financing Activities	(1,697)	(2,215)	(3,275)
Net decrease in cash and cash equivalents	(8,442)	(8,969)	(10,272)
Cash and cash equivalents, beginning of period	45,223	36,781	27,812
Cash and cash equivalents, end of period	$36,781	$27,812	$17,540

The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(shares and dollars in thousands)

	Common Stock Shares Outstanding	Common Stock $.001 Par Value	Additional Paid-in Capital	Retained Earnings	Treasury Stock, at Cost	Total Stockholders' Equity
Balance, January 29, 2000	13,289	$14	$80,143	$41,483	($3,883)	$117,757
Exercise of stock options	41		164			164
Treasury stock	(61)				(307)	(307)
Loans to officers			(235)			(235)
Compensation expense			311			311
Tax benefit from exercise of stock options			16			16
Other			(130)			(130)
Net income				4,220		4,220
Balance, February 3, 2001	13,269	14	80,269	45,703	(4,190)	121,796
Exercise of stock options	5		26			26
Treasury stock	(70)				(561)	(561)
Loans to officers			(180)			(180)
Compensation expense			311			311
Other			(18)			(18)
Net income				430		430
Balance, February 2, 2002	13,204	14	80,408	46,133	(4,751)	121,804
Exercise of stock options	12		49			49
Treasury stock	(279)				(2,925)	(2,925)
Loans to officers			2,873			2,873
Compensation expense			311			311
Other			(40)			(40)
Net income				(23,077)		(23,077)
Balance, February 1, 2003	12,937	$14	$83,601	$23,056	($7,676)	$98,995

The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Company Description and Basis of Presentation

United Retail Group, Inc. ("United Retail") is a specialty retailer of large-size women's fashion apparel, footwear and accessories, featuring AVENUE® brand merchandise, operating over 550 stores throughout the United States.

The consolidated financial statements include the accounts of United Retail and its subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Certain prior year balances have been reclassified to conform with the current year presentation.

2. Summary of Significant Accounting Policies

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Fiscal 2000 consisted of 53 weeks and ended on February 3, 2001. Fiscal 2001 and fiscal 2002 consisted of 52 weeks and ended on February 2, 2002 and February 1, 2003, respectively.

Net Revenues

Revenues include sales from all stores operating during the period, the Company's catalog and website operations. Revenues are net of returns and exclude sales tax. Revenue is recognized when title and risk of loss have passed to the customer, which for stores is at the point of sale and for catalog and internet sales is at the point of destination. The Company recognizes sales upon redemption of gift certificates.

Shipping and Handling Costs

Shipping and handling revenue is included in net sales. Shipping and handling costs are included in general, administrative and store operating expenses. During fiscal 2000, fiscal 2001 and fiscal 2002, shipping and handling costs were $1,354,000, $1,093,000 and $572,000, respectively.

Marketing Costs

The Company expenses marketing costs when the event occurs. Marketing expense, included in cost of goods sold in the accompanying consolidated statements of operations, was $16.0 million, $15.3 million, and $15.5 million in fiscal 2000, 2001, and 2002, respectively.

Earnings Per Share

Basic per share data has been computed based on the weighted average number of shares of common stock outstanding. Earnings per diluted share includes the weighted average effect of dilutive options on the weighted average shares outstanding.

The computation of earnings per diluted share excludes options to purchase 458,572 shares and 845,072 shares in fiscal 2000 and 2001, respectively, because the options' exercise prices were greater than the average market price of the common shares. During fiscal 2002, 1,826,072 shares were excluded from the computation of earnings per diluted share as a result of the Company's net loss.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits, money market funds and short-term investments with maturities of less than 90 days, when purchased, as cash and cash equivalents. Cash and cash equivalents also include proceeds from credit card sales prior to the end of the fiscal period that were remitted as cash within five days after the end of such fiscal period.

Inventory

Inventory is stated at the lower of cost or market utilizing the retail method. An average cost flow assumption is used.

Long-Lived Assets

Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives of 40 years for the distribution center building, the lesser of the useful life or the life of the lease for leasehold improvements and furniture and fixtures, 20 years for material handling equipment and 5 years for other property. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Betterments which extend service lives are capitalized.

The Company acquired certain trademarks during fiscal 2001 in the amount of $12,000. These trademarks are being amortized over 15-year periods using the straight-line method.

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that the asset should be evaluated for possible impairment, the Company uses an estimate of the undiscounted net cash flows over the remaining life of the asset in measuring whether the asset is recoverable.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash equivalents. The Company places its cash and cash equivalents in highly liquid investments with high quality financial institutions.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates and assumptions relate to inventory, insurance, useful lives of assets and deferred tax assets.

Income Taxes

The Company provides for income taxes in accordance with SFAS No.109, "Accounting for Income Taxes". This statement requires the use of the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense (benefit) represents the change in the deferred tax asset/liability balance. The Company establishes valuation allowances against deferred tax assets when sufficient negative evidence exists concerning the realization of those deferred tax assets.

Stock Options

The Company has several stock option plans in operation which are more fully described in Note 13. The Company uses the intrinsic value method to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees" ("Opinion No. 25") and has adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting For Stock-Based Compensation ("SFAS No. 123")." Under Opinion No. 25, compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price on the measurement date. In May 1998, the stockholders ratified the issuance of non-qualified stock options whose market price at the date of grant exceeded the exercise price, which equaled the market price on the date of Board action. In accordance with Opinion No. 25, compensation expense is recorded ratably over the five-year vesting period of the options. All other stock options were granted at the market price of the stock at the measurement date.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provision under SFAS No. 123 to stock-based employee compensation:

	(dollars in thousands except per share data)		
	Fiscal 2000	Fiscal 2001	Fiscal 2002
Reported net income (loss)	$4,220	$430	($23,077)
Add back: Compensation expense	311	311	311
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(508)	(722)	(787)
Pro forma net income (loss)	$4,023	$19	($23,553)
Earnings (loss) per share:			
Basic - as reported	$0.32	$0.03	($1.77)
Basic - pro forma	$0.30	$0.00	($1.81)
Diluted - as reported	$0.31	$0.03	($1.77)
Diluted - pro forma	$0.30	$0.00	($1.81)

For the pro forma information disclosed above, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	50.00%	50.00%	50.00%
Risk-free interest rate	5.15%	4.59%	2.94%
Expected life of options	5 years	5 years	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

New Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This statement nullifies EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. FASB Concept Statement No. 6, "Elements of Financial Statements" defines when a liability is incurred. The Company has adopted the provisions of this standard.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"), which amends SFAS No. 123. SFAS No. 148 provides three transition methods for companies that adopt SFAS No. 123's provisions for fair value recognition. In addition, SFAS No. 148 requires that companies disclose for each period for which a statement of operations is presented an accounting policy footnote that includes: i) the method of accounting for stock options, ii) total stock compensation cost that is recognized in the statement of operations and would have been recognized had SFAS No. 123 been adopted for recognition purposes, and iii) pro forma net income and earnings per share that would have been reported had SFAS No. 123 been adopted for recognition purposes. This statement requires that companies having a year-end after December 15, 2002 follow the prescribed format and provide the additional disclosures in their annual reports. The Company has provided the disclosures required by SFAS No. 148 in these notes to the financial statements. The Company does not currently intend to change its method of accounting for stock options and does not expect the adoption of this statement to have a material effect on its financial statements.

3. Goodwill

Effective February 2, 2002, the Company adopted the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets", which required that goodwill be subject to an impairment test. The Company's valuation at time of adoption, which utilized a multiple of EBITDA (earnings before interest, taxes, depreciation and amortization) as well as a comparison to the Company's current market capitalization, indicated that no impairment existed. The Company ceased amortization of goodwill in fiscal 2002. The Company conducted a similar valuation in the fourth quarter of fiscal 2002 and on the basis of both considerations concluded that the entire amount of goodwill, $5.6 million, was impaired. In addition to the aforementioned valuation considerations, other compelling reasons for recording the impairment included the significant losses incurred in the current year and the recent downward trend in earnings.

The statement of operations adjusted to exclude amortization expense for fiscal 2000 and 2001 related to goodwill are as follows (dollars in thousands except per share data):

	(dollars in thousands except per share data)	
	Fiscal 2000	Fiscal 2001
Reported net income	$4,220	$430
Add back: Goodwill amortization	205	205
Pro forma net income	$4,425	$635
Earnings per share:		
Basic - as reported	$0.32	$0.03
Basic - pro forma	$0.33	$0.05
Diluted - as reported	$0.31	$0.03
Diluted - pro forma	$0.33	$0.05

At February 3, 2001 and February 2, 2002, goodwill was $5.8 million and $5.6 million, respectively. The reduction in goodwill of $205 during fiscal 2001 represents the annual amortization.

4. Property and Equipment

Property and equipment, at cost, consists of (dollars in thousands):

	February 2, 2002	February 1, 2003
Land	$2,176	$2,176
Buildings	10,574	10,574
Furniture, fixtures and equipment	88,307	92,820
Leasehold improvements	48,266	50,887
Beneficial leaseholds	5,082	4,884
Construction in progress	696	128
	155,101	161,469
Accumulated depreciation and amortization, including beneficial leaseholds of $4,872 and $4,774	(65,910)	(73,749)
Property and equipment, net	$89,191	$87,720

Furniture, fixtures and equipment include approximately $8.2 million of assets under capital leases arising under a sale and leaseback agreement (See Note 6).

5. Accrued Expenses

Accrued expenses consist of (dollars in thousands):

	February 2, 2002	February 1, 2003
Insurance payable	$2,695	$4,465
Payroll related expenses	2,940	3,393
Gift cards and other customer credits	2,795	3,242
Occupancy expenses	3,391	2,557
Credit processing	1,431	1,496
Sales taxes payable	1,237	1,301
Other	5,850	5,569
	$20,339	$22,023

6. Leased Facilities and Commitments

The Company leases its retail store locations, office facilities and certain equipment under operating leases. Annual store rent is composed of a fixed minimum amount, plus contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments to the landlord covering taxes, maintenance and certain other expenses.

Rent expense was as follows (dollars in thousands):

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Fixed minimum	$41,395	$45,924	$48,052
Percentage	121	103	48
Total real estate rent	41,516	46,027	48,100
Equipment and other	393	414	596
Total rent expense	$41,909	$46,441	$48,696

At February 1, 2003, the Company was committed under store leases with initial terms typically ranging from 1 to 15 years and with varying renewal options. Many leases entered into by the Company include options that may extend the lease term beyond the initial commitment period. Some leases also include early termination options which can be exercised under specific conditions. At February 3, 2001, February 2, 2002 and February 1, 2003, accrued rent expense amounted to $6.5 million, $7.2 million and $7.2 million, respectively, of which $6.0 million, $6.4 million and $6.9 million, respectively, is included in "Other long-term liabilities".

In January 2002, the Company executed a five-year $8.2 million sale and lease back agreement for certain fixtures in new and remodeled stores. The lease bears an interest rate of 7.0% per annum. The Company was required to pay sales tax as part of the agreement. The agreement provides for equal monthly rent payments beginning February 2002 and gives the Company the option of buying back the fixtures at the end of the term for a nominal price.

Between January 2002 and January 2003, the Company executed a series of three-year capital lease agreements for call center systems at the Company's national distribution center in Troy, Ohio, bearing interest at rates between 6.09% and 6.64% per annum aggregating approximately $1.4 million. The Company has the option of buying the systems at the end of the term for a nominal price.

The following is a schedule by year of approximate minimum lease payments (dollars in thousands) under operating and capital leases:

	Operating	Capital
2003	$43,742	$2,429
2004	39,737	2,453
2005	35,856	2,103
2006	32,162	1,797
2007	27,969	-
Thereafter	115,095	-
Total minimum lease payments	$294,561	$8,782
Less: imputed interest		(1,055)
Present value of minimum lease payments		$7,727

7. Long-term Debt

Long-term distribution center financing consists of (dollars in thousands):

	February 2, 2002	February 1, 2003
7.30% Note due 2003	$1,536	$637
8.64% Mortgage due 2009	5,080	4,544
Total debt	$6,616	$5,181
Less current maturities	1,435	1,220
Long-term debt	$5,181	$3,961

Principal maturities of long-term distribution center financing by year are as follows (dollars in thousands):

	Debt Maturities
2003	$1,220
2004	636
2005	693
2006	755
2007	823
Thereafter	1,054
Total	$5,181

In 1993, the Company executed a ten-year $7.0 million note bearing interest at 7.3% per annum. Interest and principal are payable in equal monthly installments beginning November 1993. The note is collateralized by the material handling equipment in the distribution center owned by the Company in Troy, Ohio.

In 1994, the Company executed a fifteen-year $8.0 million loan bearing interest at 8.64% per annum. Interest and principal are payable in equal monthly installments beginning May 1994. The loan is collateralized by a mortgage on its national distribution center.

The Company and certain of its subsidiaries (collectively, the "Companies") are parties to a Financing Agreement, dated August 15, 1997, as amended (the "Financing Agreement"), with The CIT Group/Business Credit, Inc. ("CIT"). The Financing Agreement provides a revolving line of credit for a term ending August 15, 2005 in the aggregate amount of $40 million for the Companies to support trade letters of credit and standby letters of credit and to finance loans which could be used for working capital and general corporate purposes.

The Companies are required to maintain unused at all times combined availability of at least $5 million. Except for the maintenance of a minimum availability of $5 million and a limit on capital expenditures, the Financing Agreement does not contain any financial covenants.

The Financing Agreement also includes certain restrictive covenants that impose limitations (subject to certain exceptions) on the Companies with respect to, among other things, making certain investments, declaring or paying dividends, making loans, engaging in certain transactions with affiliates, or consolidating, merging or making acquisitions outside the ordinary course of business.

In the event a loan is made to one of the Companies, interest is payable monthly based on a 360-day year at the prime rate or at two percent plus the LIBOR rate on a per annum basis, at the borrower's option.

The line of credit is secured by a security interest in inventory and proceeds and by the balance on deposit from time to time in an account that has been pledged to the lenders.

At February 1, 2003, the combined availability of the Companies was $13.3 million, no balance was in the pledged account, the aggregate outstanding amount of letters of credit arranged by CIT was $26.7 million and no loan had been drawn down. The Company's cash and cash equivalents of $17.5 million was unrestricted.

8. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and trade payables approximate fair value because of the short-term maturity of these items. The fair value of long-term debt (distribution center financing and capital leases), including the current portion, is estimated to be $13.4 million for fiscal 2002 based on the current rates quoted to the Company for debt of the same or similar issues.

9. Income Taxes

The provision for (benefit from) income taxes consists of (dollars in thousands):

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Current:			
Federal	$977	$754	($1,588)
State	290	272	306
	1,267	1,026	($1,282)
Deferred:			
Federal	1,342	(374)	(500)
State	110	(81)	1,261
	1,452	(455)	761
Provision for (benefit from) income taxes	$2,719	$571	($521)

Reconciliation of the provision for (benefit from) income taxes from the U.S. Federal statutory rate to the Company's effective rate is as follows:

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Statutory Federal income tax rate	35.0%	35.0%	(35.0%)
State income taxes, net of Federal benefit	5.4	12.4	0.5
Benefit from state net operating losses ("NOL's")	(2.6)	0.0	0.0
Goodwill amortization	1.1	7.2	0.0
Goodwill impairment	0.0	0.0	8.3
Other	0.3	2.4	0.1
Sub-total	39.2	57.0	(26.1)
Deferred tax valuation allowance	0.0	0.0	23.9
	39.2%	57.0%	(2.2%)

Significant components of the Company's deferred tax assets and liabilities are summarized below (dollars in thousands):

	February 2, 2002	February 1, 2003
Net long-term asset:		
Federal NOL	$ -	$4,128
Accruals and reserves	2,911	3,317
State NOL's	1,360	2,974
Compensation	444	564
Depreciation	(3,531)	(3,139)
	1,184	7,844
Net current liability:		
Prepaid rent	1,861	2,134
Accruals and reserves	(385)	(428)
Inventory	(1,053)	(1,112)
	423	594
Valuation allowance	-	(7,250)
Net deferred tax asset	$761	$ -

The Company recorded a $7.3 million non-cash charge to establish a valuation allowance for its net deferred tax assets and net operating loss carryforwards in the fourth quarter of fiscal 2002. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which places primary importance on the Company's operating results in the most recent three-year period when assessing the need for a valuation allowance. The Company's cumulative loss in the most recent three-year period, including the net loss reported in the fourth quarter of fiscal 2002, was sufficient to require a full valuation allowance under the provisions of SFAS No. 109. The Company intends to maintain a valuation allowance for its net deferred tax assets and net operating loss carryforwards until sufficient positive evidence exists to support its reversal.

10. Related Party Transactions

The Company previously shared a store location with a subsidiary of Limited Brands, Inc. ("The Limited") and was charged by The Limited for occupancy costs through January 2001. These occupancy charges increased cost of goods sold, including buying and occupancy costs, by $73,000 in fiscal 2000.

From fiscal 2000 through fiscal 2001, an affiliate of the Chairman of the Board of the Company, American Licensing Group, L.P. ("ALGLP") (in which he holds an 80% interest), provided management and administrative services to a subsidiary of The Limited, American Licensing Group, Inc., for a base annual fee and profit sharing fee, the profit sharing fee being the lower of one-third of net profits or $150,000 per annum.

During fiscal 2000 and fiscal 2001, the Company incurred expenses under certain Sublicensing Agreements with respect to trademarks to American Licensing Group, Inc. in the amounts of $306,000 and $0, respectively, and to ALGLP in the amounts of $181,000 and $12,000, respectively. American Licensing Group, Inc. and ALGLP, in turn, incurred expenses with respect to the trademarks under certain Licensing Agreements with the owner of the trademarks. The Sublicensing Agreements between the Company and American Licensing Group, Inc. and ALGLP, respectively, were terminated as of November 30, 2000.

11. Retirement Plan

The Company maintains a qualified defined contribution pension plan. Generally, an employee is eligible to participate in the plan if the employee has completed one year of full-time continuous service. The Company makes a 50% match of a portion of employee savings contributions.

The Company also maintains a non-qualified defined contribution pension plan. The Company makes a 50% match of a portion of employee savings contributions for those associates whose contributions to the qualified plan are limited by IRS regulations, as well as retirement contributions for certain grandfathered associates equal to 6% of those associates' compensation.

Pension costs for all benefits charged to income during fiscal 2000, fiscal 2001 and fiscal 2002 were approximately $338,000, $396,000 and $404,000, respectively.

12. Stockholders' Equity

Coincident with the completion of its initial public offering on March 17, 1992, the Company's certificate of incorporation was amended to provide for only one class of Common Stock, par value $.001 per share, with 30 million shares authorized. The Company also authorized 1 million shares of Preferred Stock, par value $.001 per share, to be issued from time to time, in one or more classes or series, each such class or series to have such preferences, voting powers, qualifications and special or relative rights and privileges as shall be determined by the Board of Directors in a resolution or resolutions providing for the issuance of such class or series of Preferred Stock. Additionally, certain loan agreements, to which the Company is a party, impose restrictions on the payment of dividends.

In September 1999, the Company adopted a Shareholder Rights Plan and distributed rights as a dividend at the rate of one Right for each share of Common Stock of the Company. The rights will expire on September 28, 2009.

Each Right initially entitles a shareholder to buy for $65 one one-hundredth of a share of a series of preferred stock which is convertible to shares of Common Stock. Among other things, the Rights will be exercisable, subject to certain exceptions, if a person or group acquires beneficial ownership of 15% or more of the Company's Common Stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's Common Stock. Until the Rights become exercisable, each share of common stock of the Company has a Right attached and the securities trade as a unit.

13. Stock Options

The Company has two stock option plans with options available to be granted. Under these two plans, employees of the Company whose judgment, initiative and efforts may be expected to contribute materially to the successful performance of the Company are eligible to receive options. Non-employee Directors also receive annual grants of options. The options granted vest beginning one year from the date of grant, and vest fully after five years, subject to acceleration under certain circumstances. The options granted expire ten years after the date of grant. Options are granted, and the plans are administered, by the Compensation Committee of the Board of Directors, composed of non-employees of the Company. Other option plans are in operation with no options available for grant.

A summary of stock option activity follows:

Fiscal 2000	**Number of Shares**	**Weighted Average Exercise Price**
Options outstanding at beginning of period	1,275,600	$6.61
Options granted	151,500	$8.15
Options exercised	40,200	$4.08
Options canceled	57,828	$8.33
Options outstanding at end of period	1,329,072	$6.79
Options available for grant at end of period	204,500	
Options exercisable at end of period	671,072	$6.72

Fiscal 2001	**Number of Shares**	**Weighted Average Exercise Price**
Options outstanding at beginning of period	1,329,072	$6.79
Options granted	500,500	$8.71
Options exercised	5,000	$5.23
Options canceled	108,700	$5.62
Options outstanding at end of period	1,715,872	$7.42
Options available for grant at end of period	209,000	
Options exercisable at end of period	854,847	$6.66

Fiscal 2002	**Number of Shares**	**Weighted Average Exercise Price**
Options outstanding at beginning of period	1,715,872	$7.42
Options granted	168,200	$6.73
Options exercised	12,200	$4.00
Options canceled	45,800	$7.75
Options outstanding at end of period	1,826,072	$7.37
Options available for grant at end of period	82,000	
Options exercisable at end of period	1,093,622	$6.93

A summary of stock options outstanding at year-end fiscal 2002 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.13 - $ 3.25	77,300	4.2	$3.19	77,300	$3.19
$ 4.13 - $ 5.88	463,300	5.2	$5.24	327,800	$5.18
$ 6.25 - $ 8.80	752,472	5.3	$7.28	507,122	$7.34
$ 9.13 - $12.08	512,000	7.7	$9.76	167,600	$10.13
$15.13 - $15.13	21,000	6.3	$15.13	13,800	$15.13
$ 3.13 - $15.13	1,826,072	5.9	$7.37	1,093,622	$6.93

Certain outstanding options were authorized directly by the Company's stockholders but most were issued in accordance with stock option plans authorized by them and administered by the Compensation Committee of the Board of Directors.

14. Advances To Officers

Advances were made by the Company in February 1998, February 1999 and November 1999 to Raphael Benaroya, the Company's Chairman of the Board, President and Chief Executive Officer. The purpose of the advances was to finance payment of income taxes incurred in connection with the exercise of stock options, totaling approximately $2.3 million. On November 30, 2001, Mr. Benaroya signed a consolidated promissory note in the amount of approximately $2.8 million, representing the cumulative advances and accrued interest as of that date, with a term of two years. Mr. Benaroya repaid the note with accrued interest as of July 1, 2002 by surrendering 278,529 shares of Company common stock. The surrendered shares had a value equivalent to the consolidated note based on the closing price on the NASDAQ Stock Market on the preceding trading day. The Compensation Committee of the Board of Directors, which administers the stock option program, met on the morning of July 1, 2002 and approved the transaction.

15. Stock Appreciation Rights Plan

In May 2000, May 2001 and May 2002, each nonmanagement Director received annual awards under the Company's Stock Appreciation Rights Plan that provides for a cash payment by the Company when the Director exercises the stock option granted to him under the Company's Stock Option Plans in May 2000, May 2001 or May 2002, as the case may be. The payment will be an amount equivalent to the after tax equity in the option that is being exercised, that is, the excess of the then current market price of the shares issued over the sum of the exercise price of the corresponding option plus any personal income tax withholding on the gain arising from the exercise.

16. Supplemental Cash Flow Information

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows (dollars in thousands):

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Interest income (expense), net per statements of income	$1,854	$361	($827)
Non-cash interest expense (income)	122	(259)	40
Net cash interest income (expense), including interest income of $2,638, $920 and $339	$1,976	$102	($787)
Income taxes paid (refunded)	$1,346	$715	($1,786)

Investing activities includes $8.8 million related to capital lease obligations incurred during fiscal 2001.

Non-cash investing activities include $1.4 million related to capital lease obligations incurred between January 2002 and January 2003.

Non-cash financing activities include the repayment of officer advances with accrued interest as of July 1, 2002 with the repayment made by surrendering 278,529 shares of Company common stock with a market value equal to the principal and interest, in lieu of cash payment.

17. Segment Information

The Company operated its business in two reportable segments split by channels of distribution: Avenue Retail (retail stores) and Shop @ Home (internet and catalog). In deciding how to allocate resources and assess performance, the Company regularly evaluated the performance of its operating segments on the basis of net sales and earnings (losses) from operations.

Certain information relating to the Company's reportable operating segments is set forth below (dollars in thousands):

	Fiscal 2001	Fiscal 2002
Net sales:		
Avenue Retail	$415,553	$423,816
Shop @ Home	11,487	8,148
	$427,040	$431,964
Earnings (loss) from operations (1):		
Avenue Retail	$16,987	($864)
Shop @ Home	(6,856)	(5,901)
	$10,131	($6,765)

(1) Represents earnings (loss) from operations before unallocated corporate expenses and net interest income (expense).

The Company evaluates the performance of its assets on a consolidated basis. Therefore, separate financial information for the Company's assets on a segment basis is not available.

The following table sets forth a reconciliation of the reportable segments' earnings (loss) from operations to the Company's consolidated income (loss) before income taxes (dollars in thousands):

	Fiscal 2001	Fiscal 2002
Earnings (loss) from operations for reportable segments	$10,131	($6,765)
Unallocated corporate expenses	(9,491)	(16,006)
Interest income (expense), net	361	(827)
Income (loss) before income taxes	$1,001	($23,598)

18. Contingencies

The Company is involved in various legal actions and claims arising in the ordinary course of business. Management believes (based on advice of legal counsel) that such litigation and claims will not have a material adverse effect on the Company's financial position, annual results of operations or cash flows.

19. Supplemental Financial Data (Unaudited)

(dollars in thousands, except per share data)

	Fiscal 2001			
	Qtr 1	Qtr 2	Qtr 3	Qtr 4
Net sales	$108,877	$107,272	$96,641	$114,250
Gross profit	28,362	25,190	20,783	26,604
Operating income (loss)	4,803	127	(3,540)	(750)
Net income (loss)	$3,133	$207	($2,286)	($624)
Net income (loss) per common share:				
Basic	$0.24	$0.02	($0.17)	($0.05)
Diluted	$0.23	$0.02	($0.17)	($0.05)

	Fiscal 2002			
	Qtr 1	Qtr 2	Qtr 3	Qtr 4
Net sales	$115,574	$113,674	$97,019	$105,697
Gross profit	30,785	21,065	17,326	19,163
Operating income (loss)	4,772	(7,077)	(7,687)	(12,779)
Net income (loss)	$2,876	($4,639)	($5,232)	($16,082)
Net income (loss) per common share:				
Basic	$0.22	($0.35)	($0.40)	($1.24)
Diluted	$0.21	($0.35)	($0.40)	($1.24)

20. Subsequent Events

In February 2003, the Company announced its intention to suspend catalog operations in the first quarter of fiscal 2003 and operate the avenue.com website as a virtual store utilizing the same assortments as the retail stores.

Item 9. Changes in and Disagreements With Accountants On Accounting and Financial Disclosure.

Not applicable.

Part III

Item 10. Directors and Executive Officers of the Registrant.

Directors of the Registrant

The subsection captioned "Election of Directors - Business and Professional Experience" in the Proxy Statement is incorporated herein by reference.

Executive Officers of the Registrant

In addition to Raphael Benaroya and George R. Remeta, who are described in the Proxy Statement, the executive officers of the Company are:

Susan Falk, age 52, has been Executive Vice President of United Retail Incorporated, a subsidiary of the Corporation, since August 2002. She was President of The Body Shop, a retail chain, from February 2001 to March 1999. Previously, she was President of Diane Von Furstenberg, a manufacturer of women's apparel, from December 1998 to January 1998.

Kenneth P. Carroll, age 60, has been United Retail Group, Inc.'s Senior Vice President - General Counsel for more than five years.

Ellen Demaio, age 45, has been Senior Vice President - Merchandise of United Retail Incorporated for more than five years.

Terri Meichner, age 45, has been Senior Vice President-AVENUE BODY of United Retail Incorporated since September 2002. Previously, she was Vice President-Intimate Apparel and Hosiery of Federated Merchandising Group, a division that serviced chains of department stores, since May 1998. Earlier, she was Vice President-Fashion Accessories, Hosiery and Intimates of K Mart, a retail chain, since before 1998.

Carmen Blanco, age 46, has been Vice President - Sales of United Retail Incorporated since March 2001. Previously, she was an executive for more than three years at The Gap, Inc., most recently as a Zone Vice President for Old Navy stores, a retail chain.

Raymond W. Brown, age 43, has been Vice President - Associate Services of United Retail Incorporated since May 1998. Previously, he was Vice President - Human Resources of National Merchants Management Corp., a management firm, since before 1998.

Julie L. Daly, age 48, has been Vice President - Shop @ Home Operations of United Retail Incorporated since November 2000. Previously, she was the Company's Vice President - Strategic Planning since before 1998.

Jeff Fink, age 44, has been Vice President - Real Estate of United Retail Incorporated since November 1999. Previously, he was Vice President - Real Estate of Party City, Inc., a retail chain, since before 1998.

Kent Frauenberger, age 56, has been Vice President - Logistics of United Retail Logistics Operations Incorporated for more than five years.

Brian French, age 42, has been Vice President – Store Development of United Retail Incorporated since March 2002. For one year prior, he was the Company's Vice President – Construction. Previously, he was Director of Store Construction of United Retail Incorporated since July 1999. Earlier, he was Director of Special Projects for Venator Group Realty, Inc., a mall operator, for a year. Still earlier, he was Director of Design and Project Development for Story Line Concepts, an amusement chain, for a year.

Jon Grossman, age 45, has been Vice President - Finance of United Retail Group, Inc. for more than five years.

Paul McFarren, age 39, has been Vice President - Chief Information Officer of United Retail Incorporated since October 2000. Previously, he was Vice President of Worldwide Field Operations of LVMH, a consumer goods manufacturer, for two years. Earlier, he was a Senior Director for Corporate Systems of The Gap, Inc., a holding company for retail chains, for more than a year.

Cinthia Menolascino, age 44, has been Vice President – Product Design and Development of United Retail Incorporated since August 2001. She has been employed in design positions with the Company since February 1999. Previously, she was Vice President – Design of May Department Stores, a retail store chain, since before 1998.

Mark Nitkey, age 43, has been Vice President – Chief Architect of United Retail Incorporated since April 2002. Previously he was Senior Director of Global Store Design for The Gap, Inc. for more than four years.

Bradley Orloff, age 45, has been Vice President - Marketing of United Retail Incorporated for more than five years.

Gerald Schleiffer, age 51, has been Vice President - Planning and Distribution of United Retail Incorporated since August 1999. Previously, he was Vice President - Planning and Allocation of Nine West, Inc., a shoe retailer, between July 1999 and June 1998. Earlier, he was Director of Planning and Allocation of Value City Department Stores, Inc. for more than a year.

Fredric E. Stern, age 54, has been Vice President - Controller of United Retail Incorporated for more than five years.

The term of office of the Company's executive officers will expire immediately after the 2003 annual meeting of stockholders of United Retail Group, Inc., scheduled for May 2003. The subsection captioned "Executive Compensation-Employment Agreements" in the Proxy Statement is incorporated herein by reference.

Audit Committee Financial Expert

The Corporation's Board of Directors has determined that the Corporation has at least one audit committee financial expert serving on its Audit Committee, namely, Michael Goldstein. Mr. Goldstein is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the 1934 Act.

Item 11. Executive Compensation.

The section captioned "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The sections captioned "Security Ownership of Principal Stockholders" and "Security Ownership of Management" in the Proxy Statement are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The sections captioned "Certain Transactions" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement are incorporated herein by reference.

Item 14. Controls and Procedures

(a) The Company performed an evaluation, in which the Company's Chief Executive Officer and Chief Financial Officer participated, of its disclosure controls and procedures (as defined by 1934 Act Rule 13a-14(c)) with respect to information required to be disclosed by the Company in filings with the Securities and Exchange Commission. The evaluation was performed on a date (the "Evaluation Date") within 90 days prior to the filing of this Report. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer each concluded that these controls and procedures were effective in all material respects in ensuring that this information is (i) recorded, accumulated, processed, summarized and communicated to him on a timely basis and (ii) reported within the time periods specified in the Commission's rules and forms.

(b) There have not been any significant changes in the Company's internal controls or in other factors that could significantly affect its internal controls subsequent to the Evaluation Date.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a)
- (1) Consolidated Financial Statements of the Corporation for fiscal 2002 and fiscal 2001 are included herein.
- (2) Not applicable.
- (3) The following exhibits are filed herewith:

Number	Description
3	Restated By-laws of the Corporation
10.1	Amendment, dated January 31, 2003, to Financing Agreement among the Corporation, United Retail Incorporated, Cloudwalkers, Inc. and The CIT Group/Business Credit, Inc., as Agent and Lender ("CIT")
10.2	Amendment to Restated Supplemental Retirement Savings Plan
23.1	Consent of Independent Accountants for the Corporation
99.1	Certification pursuant to Section 906

The following exhibits to the Corporation's Quarterly Report on Form 10-Q for the period ended November 2, 2002, are incorporated herein by reference:

Number in Filing	Description
10.1*	Amendment, dated December 6, 2002, to Employment Agreement, dated November 20, 1998 between the Corporation and Raphael Benaroya ("Benaroya Employment Agreement")
10.2*	Amendment, dated December 6, 2002, to Employment Agreement, dated November 20, 1998, between the Corporation and George R. Remeta ("Remeta Employment Agreement")
10.3*	Amendment, dated December 6, 2002, to Employment Agreement, dated November 20, 1998, between the Corporation and Kenneth P. Carroll ("Carroll Employment Agreement")

The following exhibits to the Corporation's Quarterly Report on Form 10-Q for the period ended August 3, 2002 are incorporated herein by reference:

Number in Filing	Description
10.1	Amendment, dated August 2, 2002, to Financing Agreement among the Corporation, United Retail Incorporated, Cloudwalkers, Inc. and CIT
10.2	Amendment to Restated Supplemental Retirement Savings Plan
10.3	Purchase and Sale Agreement, dated as of July 1, 2002, between Raphael Benaroya and the Corporation

The following exhibit to the Corporation's Quarterly Report on Form 10-Q for the period ended May 4, 2002 is incorporated herein by reference:

Number in Filing	Description
10.1*	Amendment, dated May 30, 2002, to Benaroya Employment Agreement

The following exhibits to the Corporation's Annual Report on Form 10-K for the year ended February 2, 2002 are incorporated herein by reference:

Number in Filing	Description
10.1	Amendment, dated April 5, 2002, to Private Label Credit Card Program Agreement, dated January 27, 1998, between the Corporation, United Retail Incorporated and World Financial Network National Bank ("Private Label Credit Card Program Agreement")
10.2	Amendment, dated December 29, 1999, to Private Label Credit Card Program Agreement
10.3	Amendment, dated August 19, 1999, to Private Label Credit Card Program Agreement
10.4*	Letter, dated March 1, 2002, from the Corporation to Raphael Benaroya with respect to the cost of living adjustment under the Benaroya Employment Agreement

The following exhibits to the Corporation's Quarterly Report on Form 10-Q for the period ended November 3, 2001 are incorporated herein by reference:

Number in Filing	Description
10.1*	Amendment, dated November 29, 2001, to Benaroya Employment Agreement
10.2*	Amendment, dated November 29, 2001, to Remeta Employment Agreement
10.3*	Amendment, dated November 29, 2001, to Carroll Employment Agreement
10.4*	Summary Plan Description for United Retail Group, Inc. Incentive Compensation Program for Executives
10.5	Amendment, dated October 1, 2001, to Private Label Credit Card Program Agreement (Confidential portions filed separately with the Secretary of the Commission)
10.6*	Promissory note, dated November 30, 2001, from Raphael Benaroya to the Corporation (paid as of July 1, 2002)

The following exhibit to the Corporation's Quarterly Report on Form 10-Q for the period ended August 4, 2001 is incorporated herein by reference:

Number in Filing	Description
10.1*	Restated Stock Appreciation Rights Plan

The 2001 Stock Option Plan set forth as an appendix to the Corporation's proxy statement on Schedule 14A for its 2001 annual meeting of stockholders is incorporated herein by reference.*

The following exhibit to the Corporation's Registration Statement on Form S-8 (Registration No. 333-44868) is incorporated herein by reference:

Number in Filing	Description
10	Amendment, dated August 21, 2000, to Financing Agreement among the Corporation, United Retail Incorporated, Cloudwalkers, Inc. and CIT

The following exhibits to the Corporation's Quarterly Report on Form 10-Q for the period ended October 28, 2000 are incorporated herein by reference:

Number in Filing	Description
10.1*	Amendment, dated August 18, 2000, to Benaroya Employment Agreement
10.2*	Amendment, dated August 18, 2000, to Carroll Employment Agreement

The following exhibits to the Corporation's Annual Report on Form 10-K for the year ended January 29, 2000 are incorporated herein by reference:

Number in Filing	Description
10.2	Amendment, dated December 28, 1999, to Financing Agreement among the Corporation, United Retail Incorporated and CIT ("Financing Agreement")
10.3	Amendment, dated January 31, 2000, to Financing Agreement among the Corporation, United Retail Incorporated, Cloudwalkers, Inc. and CIT

The following exhibit to the Corporation's Quarterly Report on Form 10-Q for the period ended October 30, 1999 is incorporated herein by reference:

Number in Filing	Description
10.1	Amendment, dated October 6, 1999, to Financing Agreement

The following exhibit to the Corporation's Current Report on Form 8-K, filed September 23, 1999, is incorporated herein by reference:

Number in Filing	Description
3	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock

The stockholders' rights plan filed as the exhibit to the Corporation's Registration Statement on Form 8-A, dated September 15, 1999, is incorporated herein by reference.

The following exhibits to the Corporation's Annual Report on Form 10-K for the year ended January 30, 1999 are incorporated herein by reference:

Number in Filing	Description
10.1	Amendment, dated March 29, 1999, to Financing Agreement
21	Subsidiaries of the Corporation

The 1999 Stock Option Plan set forth as the Appendix to the Corporation's proxy statement on Schedule 14A for its 1999 annual meeting of stockholders is incorporated herein by reference.*

The following exhibits to the Corporation's Quarterly Report on Form 10-Q for the period ended October 31, 1998 are incorporated herein by reference:

Number in Filing	Description
10.1*	Benaroya Employment Agreement
10.2*	Remeta Employment Agreement
10.3*	Carroll Employment Agreement

The following exhibits to the Corporation's Quarterly Report on Form 10-Q for the period ended May 2, 1998 are incorporated herein by reference:

Number in Filing	Description
10.1*	1998 Stock Option Agreement, dated May 21, 1998, between the Corporation and Raphael Benaroya
10.2*	1998 Stock Option Agreement, dated May 21, 1998, between the Corporation and George R. Remeta

The following exhibits to the Corporation's Annual Report on Form 10-K for the year ended January 31, 1998 are incorporated herein by reference:

Number in Filing	Description
10.1	Restated Stockholders' Agreement, dated December 23, 1992, between the Corporation and certain of its stockholders and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto
10.2	Private Label Credit Card Program Agreement
10.4*	Restated 1990 Stock Option Plan as of March 6, 1998
10.5*	Restated 1990 Stock Option Plan as of May 28, 1996
10.6*	Restated 1996 Stock Option Plan as of March 6, 1998

The following exhibit to the Corporation's Quarterly Report on Form 10-Q for the period ended November 1, 1997 is incorporated herein by reference:

Number in Filing	Description
10.1	Amendment, dated September 15, 1997, to Financing Agreement

The following exhibits to the Corporation's Quarterly Report on Form 10-Q for the period ended August 2, 1997 are incorporated herein by reference:

Number in Filing	Description
10.1	Financing Agreement
10.2*	Amendment to Restated Supplemental Retirement Savings Plan

The following exhibit to the Corporation's Quarterly Report on Form 10-Q for the period ended November 2, 1996 is incorporated herein by reference:

Number in Filing	Description
10.1*	Restated Supplemental Retirement Savings Plan

The following exhibits to the Corporation's Registration Statement on Form S-1 (Registration No. 33-44499), as amended, are incorporated herein by reference:

Number in Filing	Description
3.1	Amended and Restated Certificate of Incorporation of the Corporation
4.1	Specimen Certificate for Common Stock of the Corporation
10.2.1	Software License Agreement, dated as of April 30, 1989, between The Limited Stores, Inc. and Sizes Unlimited, Inc. (now known as United Retail Incorporated) ("Software License")
10.2.2	Amendment, dated December 10, 1991, to Software License

---

*A compensatory plan for the benefit of the Corporation's management or a management contract.

(b) A Current Report on Form 8-K was submitted by the Corporation on December 9, 2002 to report certain certifications made by the Corporation's Chief Executive Officer and Chief Financial Officer, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) UNITED RETAIL GROUP, INC.

Date: April 3, 2003

By: /s/ Raphael Benaroya

Raphael Benaroya, Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each Director whose signature appears below other than RAPHAEL BENAROYA and GEORGE R. REMETA constitutes and appoints RAPHAEL BENAROYA and GEORGE R. REMETA, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director of United Retail Group, Inc., to sign any or all amendments to this Annual Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on April 3, 2003.

Signature	Title
/s/ Raphael Benaroya Raphael Benaroya Principal Executive Officer	Chairman of the Board, President, Chief Executive Officer and Director
/s/ George R. Remeta George R. Remeta Principal Financial Officer	Vice Chairman, Chief Administrative Officer and Director
/s/ Jon Grossman Jon Grossman Principal Accounting Officer	Vice President - Finance
/s/ Joseph A. Alutto Joseph A. Alutto	Director
/s/ Joseph Ciechanover Joseph Ciechanover	Director
/s/ Michael Goldstein Michael Goldstein	Director

/s/ Ilan Kaufthal
Ilan Kaufthal Director

/s/ Vincent P. Langone
Vincent P. Langone Director

/s/ Richard W. Rubenstein
Richard W. Rubenstein Director

CERTIFICATIONS

I, Raphael Benaroya, Chief Executive Officer of United Retail Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of United Retail Group, Inc.;

2. based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. the registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. the registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. the registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 3, 2003

/s/ Raphael Benaroya
Chief Executive Officer

I, George R. Remeta, Chief Administrative Officer and Chief Financial Officer of United Retail Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of United Retail Group, Inc.;

2. based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. the registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. the registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. the registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 3, 2003

/s/ George R. Remeta
Chief Financial Officer

AVAILABLE INFORMATION

The Company's Annual Report on Form 10-K for Fiscal 2002 as filed with the Securities and Exchange Commission ("SEC") accompanies this Annual Report to Stockholders. The exhibits to the Form 10-K are available upon written request to Kenneth P. Carroll, Esq., Senior Vice President – General Counsel, at the Company's headquarters. Mail should be addressed to 365 West Passaic Street, Rochelle Park, New Jersey 07662; e-mail should be addressed to kcarroll@unitedretail.com. There will be a copying charge of five cents per page for exhibits requested. The exhibits to the Form 10-K are also available online through the SEC at http://www.sec.gov.

MARKET FOR REGISTRANT'S EQUITY AND RELATED STOCKHOLDER MATTERS

The Common Stock of United Retail Group, Inc. is quoted on the Nasdaq Stock Market under the symbol "URGI." The last reported sale price of the Common Stock on the Nasdaq Stock Market on April 15, 2003 was $1.67. Continued quotation on the NASDAQ Stock Market requires a minimum bid price of at least $1.00 per share to be maintained except for periods of less than 10 consecutive business days each, subject to an opportunity to cure the deficiency after receipt of notice from NASDAQ.

The following table sets forth the reported high and low sales prices of the Common Stock as reported by Nasdaq for each fiscal quarter indicated.

	2001		2002	
	High	Low	High	Low
First Quarter	$8.4200	$5.0625	$9.6500	$6.9600
Second Quarter	$11.2000	$6.8500	$10.5000	$5.9500
Third Quarter	$9.2400	$5.4000	$6.5000	$3.9000
Fourth Quarter	$7.9900	$5.5500	$6.1500	$2.7500

At March 10, 2003, there were 382 record owners of Common Stock.

United Retail Group, Inc. has not paid dividends on its Common Stock and has no present intention of doing so. Also, the Financing Agreement between United Retail Group, Inc. and certain of its subsidiaries and The CIT Group/Business Credit, Inc., dated August 15, 1997, as amended, forbids the payment of dividends.

The transfer agent and registrar for the Common Stock is Continental Stock Transfer and Trust Co., 17 Battery Place South, 8th Floor, New York, New York 10004.

CAUTIONARY STATEMENT

This Annual Report to Stockholders and the letter from Raphael Benaroya, the Company's Chairman of the Board, President and Chief Executive Officer, dated April 11, 2003, that accompanies it contain certain forward-looking statements concerning the Company's operations and performance. (In making these statements, the Company intends to take advantage of the provisions of the 1995 Private Securities Litigation Reform Act.) Such forward-looking statements are subject to uncertainties and other risk factors that could cause future results to differ materially from those currently anticipated by the Company. Certain risk factors are referred to in the Company's filings with the SEC, including the Company's Annual Report on Form 10-K for Fiscal 2002 that accompanies this Annual Report to Stockholders.

UNITED RETAIL OFFICERS

Raphael Benaroya
*Chairman of the Board, President and Chief Executive Officer**

George R. Remeta
*Vice Chairman–Chief Administrative Officer, and Director**

Kenneth P. Carroll
*Senior Vice President – General Counsel and Secretary**

Ellen Demaio
Senior Vice President – Merchandise

Terri Meichner
Senior Vice President-AVENUE Body

Carmen Blanco
Vice President-Sales

Raymond W. Brown
Vice President-Associate Services

Julie L. Daly
Vice President–Shop @ Home Operations

Jeff Fink
Vice President-Real Estate

Kent Frauenberger
Vice President-Logistics

Brian French
Vice President-Store Development

Jon Grossman
*Vice President-Finance**

Paul McFarren
Vice President-Chief Information Officer

Cinthia Menolascino
Vice President-Product Design

Mark Nitkey
Vice President-Chief Architect

Bradley Orloff
Vice President-Marketing

Gerald Schleiffer
Vice President-Planning and Distribution

Fredric E. Stern
Vice President-Controller

*An officer of the parent holding company, United Retail Group, Inc. Others are officers of an operating subsidiary, United Retail Incorporated or United Retail Logistics Operations, Incorporated.

UNITED RETAIL GROUP, INC. NON-MANAGEMENT DIRECTORS

Joseph A. Alutto
Dean of Max M. Fisher School of Business at Ohio State University

Joseph Ciechanover
President of The Challenge Fund-Etgar L.P., an investment firm

Michael Goldstein
Chairman of Toys "R" Us Children's Fund, Inc., a charitable foundation

Ilan Kaufthal
Vice Chairman of Bear, Stearns & Co., Inc., an investment banking firm

Vincent P. Langone
President and Chief Executive Officer of Interbuild International, Inc., a consulting and equity investment firm

Richard W. Rubenstein
Partner of Squire, Sanders & Dempsey, a law firm